Exhibit (a)(1)(Q)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CITY PENSION FUND FOR	)
FIREFIGHTERS AND POLICE	)
OFFICERS IN THE CITY OF	)
MIAMI BEACH,	)
)
Plaintiff,	)	C.A. No. 2021-[•]
)
v.	)
)
ROBERT L. BOUGHNER, JOSE A.	)
CARDENAS, STEPHEN C. COMER,	)
JOHN P. HESTER, JANE LEWIS-)
RAYMOND, ANNE L. MARIUCCI,	)
MICHAEL J. MELARKEY, A.	)
RANDALL THOMAN, THOMAS A.	)
THOMAS, LESLIE T. THORNTON,	)
and SOUTHWEST GAS HOLDINGS,	)
INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff City Pension Fund for Firefighters and Police Officers in the City of Miami Beach (“Plaintiff”), on behalf of itself and all other similarly situated public stockholders of Southwest Gas Holdings, Inc. (“Southwest Gas” or the “Company”), brings the following Verified Class Action Complaint (the “Complaint”) against the current members of the Company’s board of directors (the “Board”)—specifically, Robert L. Boughner (“Boughner”), Jose A. Cardenas (“Cardenas”), Stephen C. Comer (“Comer”), John P. Hester (“Hester”), Jane Lewis-Raymond (“Lewis- Raymond”), Anne L. Mariucci (“Mariucci”), Michael J. Melarkey (“Melarkey”), A. Randall Thoman (“Thoman”), Thomas A. Thomas (“Thomas”), and Leslie T. Thornton (“Thornton”)—for breach of fiduciary duty.

The allegations of the Complaint are based on the knowledge of Plaintiff as to itself and on information and belief as to all other matters, including the investigation of counsel and review of publicly available information.

NATURE OF THE ACTION

1. Icahn Enterprises L.P. (“Icahn Enterprises”) has launched a hostile tender offer to acquire Southwest Gas for $75 per share (the “Tender Offer” or “Offer”). Expressly relying on inadequacy opinions (the “Inadequacy Opinions”) from Lazard Frères & Co. LLC (“Lazard”) and Moelis & Company LLC (“Moelis”), the Southwest Gas Board is recommending that Company stockholders reject the Tender Offer.

2. Southwest Gas stockholders face a critical decision: whether to (a) tender their shares in support of the Offer, which would provide stockholders with a premium to the Company’s current stock price or (b) accept the Board’s recommendation that they ultimately will do better by rejecting the Tender Offer.

3. In breach of their fiduciary duties, however, the Board has declined to provide the requisite “fair summary” of the analysis underlying the Inadequacy Opinions on which the Board’s recommendation rests. The Board’s paternalistic “trust us” approach is currently depriving Southwest Gas stockholders of their fundamental right to make an informed decision whether to support the Tender Offer.

4. Through this Action, Plaintiff seeks an order requiring the Directors to disclose a full and fair summary of the analysis underlying the Inadequacy Opinions.

PARTIES AND RELEVANT NON-PARTY

5. Plaintiff is and has been a stockholder of the Company at all relevant times.

6. Defendant Boughner has served as a Southwest Gas director since 2008.

7. Defendant Cardenas has served as a Southwest Gas director since 2011.

8. Defendant Comer has served as a Southwest Gas director since 2007.

9. Defendant Hester has been the Company’s President and Chief Executive Officer (“CEO”) since March 2015 and was named President in August 2014. Hester joined the Company in 1989 and has served in various positions at Southwest Gas, including Director/Regulatory Affairs and Systems Planning, Vice President/Regulatory Affairs and Systems Planning, Senior Vice President/Regulatory Affairs and Energy Resources, and Executive Vice President. Hester has served as a Southwest Gas director since 2015.

10. Defendant Lewis-Raymond has served as a Southwest Gas director since 2019.

11. Defendant Mariucci has served as a Southwest Gas director since 2006.

12. Defendant Melarkey serves as the Board’s Chairman and has served as a Southwest Gas director since 2004.

13. Defendant Thoman has served as a Southwest Gas director since 2010.

14. Defendant Thomas has served as a Southwest Gas director since 2008.

15. Defendant Thornton has served as a Southwest Gas director since 2019.

16. The Defendants named in ¶¶6-15 are referred to herein as the “Director Defendants.”

17. Defendant Southwest Gas is a holding company, which through subsidiaries operates two business segments: natural gas operations and utility infrastructure services. The Company is incorporated in Delaware and has its corporate headquarters in Las Vegas, Nevada. Southwest Gas’s common stock trades on the New York Stock Exchange under the ticker symbol “SWX.” Southwest Gas is named as a defendant solely for purposes of allowing the Court to grant the requested relief.

SUBSTANTIVE ALLEGATIONS

A.	BACKGROUND ON SOUTHWEST GAS

18. Southwest Gas has two business segments: Southwest Gas Corporation and Centuri Group, Inc. (“Centuri”). Southwest Gas Corporation provides natural gas services to over 2 million customers in Arizona, Nevada, and California. Centuri is a comprehensive utility infrastructure services enterprise providing installation, replacement, repair, and maintenance of energy distribution systems to North America’s gas and electric providers.

19. In the second quarter of 2021, Southwest Gas, which has an approximately $4 billion market capitalization, agreed to two sizeable acquisitions. On June 28, 2021, Centuri entered into a definitive agreement to acquire Riggs Distler & Company, Inc., an electric services contracting company with major electric utility customers in the Northeast and Mid-Atlantic regions, for $855 million in cash.

20. On October 5, 2021, Southwest Gas announced that it had entered into a definitive agreement to acquire Dominion Energy Questar Pipeline, LLC, its subsidiaries and certain associated affiliates, including Overthrust Pipeline, White River Hub, and Questar Field Services (collectively, “Questar”) from Dominion Energy, Inc. for $1.545 billion in cash and the assumption of $430 million in debt (the “Questar Acquisition”).

21. Questar is a Rocky Mountain energy hub with 2,160-miles of highly contracted, FERC-regulated interstate natural gas pipelines providing transportation and underground storage services in Utah, Wyoming, and Colorado.

22. The Questar Acquisition is expected to close on or about December 31, 2021.

B.	ICAHN CRITICIZES THE QUESTAR ACQUISITION AND THE COMPANY’S PERFORMANCE

23. The day before the Questar Acquisition was publicly announced, Carl Icahn (“Icahn”) wrote a letter to the Questar Board (the “October 4 Letter”) explaining that:

“[M]anagement of [Southwest Gas] has made a number of egregious errors at the expense of shareholders. However, the purchase of Questar you are currently being rumored to make at the price you are willing to pay will make all past errors pale in comparison. The purchase will result in serious diminution of shareholder value. It also appears that other shareholders agree with our assessment, given the 7.5% price decline this morning – an amazing and usual decline for a regulated utility.”

24. Icahn’s October 4 Letter asserted numerous failings at Southwest Gas:

•

“[Southwest Gas] has pursued a strategy of acquiring non-regulated assets while other utilities have sold non-core assets to focus primarily on regulated utility operations, suggesting to us that the Board has not provided the proper oversight with respect to strategic M&A.”

•	“Inappropriate expenses and disregard for Nevada regulators have led to disallowed expenses, denied trackers in multiple states and impaired relationships over a multi-year time period.”

•	“G&A increased materially beginning in 2016.”

•

“A strained relationship with regulators and increasing G&A have led to a depressed 7.1% ROE. This is materially lower than both its 9.4% allowed ROE and the average 9.2% ROE achieved by utility peers in AZ and NV.”

•	“The combination of M&A and a depressed ROE have led to a deteriorating credit profile.”

•

“[Southwest Gas] significantly underperformed its regulated gas utility peers since April 2015” and the “underperformance is even worse considering the recent performance of peer utility services companies (Quanta and MYR Group).”

•	“Named Executive Officer compensation increased 25% in 2019 and 27% in 2020 while the company underperformed the S&P Utilities Index by 24% and 18% respectively.”

•	“Seven of the nine ‘Independent’ Directors have served on the Board for an average of 13 years (going on 14). The Chairman has served as a Director for almost 20 years.”

25. The October 4 Letter further explained that Icahn believes there was a “reasonable path to ~75% value appreciation” to Southwest Gas’s then-$63 per share stock price.

26. On October 7, 2021, Southwest Gas CEO Hester and certain other members of Southwest Gas management had a telephone call with Icahn. During that conversation, Icahn expressed his opposition to the Questar Acquisition and the possibility that, to pay for the Questar Acquisition, Southwest Gas would raise equity financing dilutive to current Southwest Gas stockholders.

27. Icahn proposed that Southwest Gas raise equity financing through a rights offering to Southwest Gas stockholders, which Icahn would “backstop” by agreeing to purchase all the equity in Southwest Gas that was not purchased by other stockholders. During the October 7 conversation, Icahn also raised the topic of potential representation on the Southwest Gas Board.

C.	THE BOARD RESPONDS TO ICAHN WITH A POISON PILL

28. On October 11, 2021, Southwest Gas announced that the Board adopted a stockholder rights plan (the “Poison Pill” or “Pill”) the prior day. The Pill had a 10% trigger, with a 20% exception for certain passive investors.

29. The Company’s October 11 press release made clear that the Board adopted the Poison Pill in response to Icahn’s emergence at Southwest Gas. Specifically, the press release stated that:

In adopting the [Poison Pill], the Board noted, in particular, the recent disclosures by Carl Icahn and affiliated individuals and entities on Schedule 14A filed with the U.S. Securities and Exchange Commission on October 5, 2021, of beneficial ownership of shares of the Company’s common stock. This stockholder has also disclosed his intent to solicit proxies from Southwest Gas Holdings’ stockholders in connection with the Company’s 2022 Annual Meeting of Stockholders and to initiate a proxy contest.

D.	ICAHN ANNOUNCES PLANS TO LAUNCH A TENDER OFFER AND RUN A PROXY CONTEST AT THE COMPANY’S 2022 ANNUAL MEETING

30. In an October 14, 2021 letter (the “October 14 Letter”), Icahn announced his intention to launch a proxy contest to replace the entire Board (the “Proxy Contest”) and commence the Tender Offer for all outstanding shares of Southwest Gas common stock at a price of $75 per share. The Offer represented a 15.53% premium to the prior day’s closing price of $64.92 per share.

31. The Tender Offer was contingent on, among other things, the removal of the Poison Pill. The October 14 Letter took particular issue with the Questar Acquisition, which it described as “ill-advised” and that it reflected self-dealing:

We fear the Questar deal can be explained only by management’s desire to empire build and entrench themselves with a deal that requires the issuance of “common equity and equity-linked instruments of $900 million—$1 billion” at ridiculously low prices to “cherry-picked” friends who will be blindly supportive of Hester and his team, regardless of what other value-destructive deals they pursue.

32. Icahn also touted the strength of the Tender Offer:

We believe our tender offer will be in the best interests of ALL stockholders of SWX in that it will provide immediate liquidity at a significant premium for those who wish to tender their shares, while also providing the opportunity for those stockholders who, like us, believe in the long-term prospects of the company – under proper management – to realize its potential upside.

33. Later that day, October 14, 2021, the Board responded. Regarding the Tender Offer, the Board stated “[s]hould Icahn Enterprises commence a tender offer for Southwest Gas Holdings common shares, the Board will review the offer in consultation with its financial and legal advisors to determine the course of action that it believes is in the best interests of the Company and its stockholders.”

34. On October 18, 2021, the Board met with Southwest Gas’ management team and advisors, including Lazard, Morrison & Foerster, and Cravath, Swaine & Moore. The focus of this meeting was addressing the purported threat posed by Icahn. The meeting included a discussion of the Tender Offer as well as “proposed amendments to Southwest Gas’ bylaws to modernize the requirements with respect to the information and agreements that a director nominee who is nominated by a stockholder must provide to Southwest Gas.”

E.	ICAHN ISSUES ANOTHER PUBLIC LETTER CRITICIZING THE BOARD AND MANAGEMENT

35. On October 20, 2021, Icahn issued an open letter to Southwest Gas stockholders. Icahn’s letter asserted that Southwest Gas not only overpaid for Questar, but did so with undervalued stock.

36. An October 21, 2021 analyst report by Citi noted that Southwest Gas management appeared open to selling equity to raise capital.

37. On October 25, 2021, Icahn responded with another letter. The letter made clear Icahn’s strong preference for a rights offering in which current Southwest Gas stockholders could purchase additional Company shares, thus preventing the dilution that would be experienced if the Company were to finance the Questar Acquisition with an equity financing.

38. Icahn also offered, in the alternative, to buy equity in the Company at a rate of $75 per share, and potentially higher should a superior offer arise. Icahn appeared willing to acquire this equity without taking control of the Company, stating:

If we are called upon to fund our backstop commitment (thereby purchasing more than our pro-rata share of the new stock) or otherwise acquire shares from SWX in a financing transaction, we would also agree, if the new shares, when added to our existing position, would result in us holding more than 20% of the company’s outstanding voting shares, to waive our voting rights with respect to all shares we hold in excess of 20%.

F.	ICAHN FORMALLY COMMENCES THE TENDER OFFER AND THE BOARD RESPONDS BY ISSUING A MATERIALLY OMISSIVE SOLICITATION STATEMENT

39. On October 27, 2021, Icahn commenced the Tender Offer, proposing to acquire all outstanding shares of Southwest Gas common stock for $75 per share in cash. The Tender Offer currently is scheduled to expire on December 27, 2021.

40. On November 9, 2021, Southwest Gas filed its Schedule 14D-9 solicitation statement (the “Solicitation Statement”) with the U.S. Securities and Exchange Commission, recommending that Southwest Gas stockholders reject the Tender Offer. Among other things, the Solicitation Statement states:

“The Board has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that holders of Shares REJECT the Offer and NOT TENDER any Shares pursuant to the Offer.”

41. In providing the rationale for rejecting the Tender Offer, however, the Solicitation Statement is materially omissive. The Solicitation Statement provides stockholders with no financial or valuation analyses regarding the fairness of the Tender Offer. Instead, the Solicitation Statement merely reports that two of the Company’s financial advisors had opined that the Tender Offer was inadequate from a financial point of view.

42. According to the Solicitation Statement, “[i]n reaching this conclusion and making its recommendation to reject the Offer, the Board consulted with its independent financial and legal advisors and management and took into account numerous factors, including but not limited to the following:”

The Board has received an inadequacy opinion from each of Lazard and Moelis. The Board considered the fact that on November 8, 2021, Lazard rendered an oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of November 8, 2021, and based upon and subject to the assumptions, qualifications, matters and limitations set forth in its written opinion, the consideration proposed to be paid to the holders (other than Offeror and any of its affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders. . . .

The Board also considered the fact that on November 8, 2021, Moelis rendered an oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of November 8, 2021, and based upon and subject to the assumptions, qualifications, matters and limitations set forth in its written opinion, the consideration proposed to be paid to the holders (other than Offeror and any of its affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders. . . .

43. While copies of Lazard and Moelis’s bare-bones Inadequacy Opinions are attached to the Solicitation Statement, the Solicitation Statement provides no disclosure regarding any of the financial analysis underlying the opinions.1

44. For instance, Lazard’s Inadequacy Opinion states that it “[r]eviewed various financial forecasts and other data provided to us by the Company,” as well as it “[c]onducted such other financial studies, analyses and investigations as we deemed appropriate.” Yet, the Solicitation Statement does not disclose these financial forecasts, nor does it even describe Lazard’s “other financial studies, analyses and investigations.”

45. Similarly, Moelis’s Inadequacy Opinions states that it “reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company,” as well as it “conducted such other financial studies and analyses and took into account such other information as we deemed appropriate. Yet, the Solicitation Statement does not disclose such “internal information,” nor does it even describe Moelis’s “other financial studies and analyses.”

[1]	Copies of the Inadequacy Opinions are attached hereto as Exhibit A and Exhibit B. A copy of the complete Solicitation Statement is attached hereto as Exhibit C.

46. A reasonable Southwest Gas stockholder assessing the fairness of the Tender Offer needs further detail regarding the analysis underlying the Inadequacy Opinions. The materiality of the analysis underlying the inadequacy opinions is underscored by the fact that the Southwest Gas Board admittedly relied on the analysis in making its recommendation to Southwest Gas stockholders to reject the Tender Offer.

CLASS ALLEGATIONS

47. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other holders of Southwest Gas common stock (except Defendants named herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest) who are or will be threatened with injury arising from Defendants’ wrongful actions, as more fully described herein (the “Class”).

48. This action is properly maintainable as a class action.

49. The Class is so numerous that joinder of all members is impracticable. There are hundreds, if not thousands, of Southwest Gas stockholders who are scattered throughout the United States and likely the world. As of October 29, 2021, 60,385,084 shares of Southwest Gas common stock were issued and outstanding.

50. There are questions of law and fact common to the Class, including, inter alia, whether: (a) the Director Defendants breached their fiduciary duties by failing to disclose all material information necessary to allow Southwest Gas stockholders to make an informed decision whether to tender into the Tender Offer; (b) Plaintiff and the other members of the Class are being – and will continue to be – injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages; and (c) Plaintiff and the other members of the Class will be damaged irreparably by the Director Defendants’ conduct.

51. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

COUNT I

(Class Action Claim Against the Defendants for

Breach of Fiduciary Duty)

52. Plaintiff repeats and realleges the allegations set forth above as if fully set forth herein.

53. As directors of the Company, the Director Defendants owe Southwest Gas’s stockholders the highest duties of care, loyalty, good faith. and candor.

54. The Director Defendants breached their duty of candor by issuing the materially omissive Solicitation Statement to thwart the Tender Offer that fails to provide any financial or valuation analysis to support the Board’s recommendation that the Tender Offer price is inadequate. The Directors were legally required, at a minimum, to provide a fair summary of material information underlying and the financial analyses supporting the Inadequacy Opinions on with the Board expressly relied in support of their recommendation that Southwest Gas stockholders not tender their shares into the Tender Offer.

55. As a result, Plaintiff and the Class have been harmed.

56. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff respectfully requests that the Court enter judgment as follows:

a) Declaring the Action properly maintainable as a class action;

b) Declaring that the Director Defendants have breached their fiduciary duties;

c) Ordering the Defendants to fully disclose all material information related to the recommendation against the Tender Offer, including a full and fair summary of the analyses underlying the Inadequacy Opinions;

d) Ordering the Defendants, jointly and severally, to account to Plaintiff, the other members of the Class, and the Company for all damages suffered and to be suffered by them as a result of the wrongs complained of herein, including pre- and post-judgment interest, in an amount to be determined at trial;

e) Awarding Plaintiff the costs and disbursements of this Action including a reasonable allowance for Plaintiff’s attorneys’ fees and experts’ fees and pre- and post-judgment interest; and

f) Granting such other and further relief as this Court may deem to be just and proper.

Dated: November 18, 2021
BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

OF COUNSEL:	/s/ Gregory V. Varallo
Gregory V. Varallo (Bar No. 2242)
Mark Lebovitch	500 Delaware Avenue, Suite 901
Daniel E. Meyer	Wilmington, DE 19801
Joseph W. Caputo	(302) 364-3601
BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP	Counsel for Plaintiff
1251 Avenue of the Americas
New York, NY 10020
(212) 554-1400

FRIEDMAN OSTER & TEJTEL PLLC
Jeremy S. Friedman
David F.E. Tejtel 493 Bedford Center Road, Suite 2D
Bedford Hills, NY 10507
(888) 529-1108

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